January 30, 2007

Via EDGAR (copy by overnight courier)

Securities and Exchange Commission

Division of Corporation Finance

Attn: Karen J. Garnett, Esq.

450 Fifth Street NW

Washington, DC 20549

Re:	American Physicians Service Group, Inc.
American Physicians Insurance Exchange
Amendment No. 4 to Registration Statement on Form S-4
Filed January 26, 2007
File No. 333-137012

Dear Ms. Garnett:

American Physicians Service Group, Inc. (“APSG”), a Texas corporation, pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to February 1, 2007 at 5:00 pm Washington, D.C. time or as soon thereafter as practicable.

APSG hereby acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve APSG from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	APSG may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (512) 314-4443 or Timothy L. LaFrey at Akin Gump Strauss Hauer & Feld LLP at (512) 499-6296.

Very truly yours,

/s/ Kenneth S. Shifrin
Kenneth S. Shifrin
Chairman & Chief Executive Officer

1301 S. CAPITAL OF TEXAS HIGHWAY     ♦     SUITE C 300     ♦     AUSTIN, TX 78746     ♦     PHONE: (512) 328-0888     ♦     FAX: (512) 314-4398

Securities and Exchange Commission

January 30, 2007

cc:	Timothy L. LaFrey, Esq.
Akin Gump Strauss Hauer & Feld LLP
300 West 6th Street, Suite 2100
Austin, TX 78701

Clarke Heidrick, Esq.
Graves, Dougherty, Hearon & Moody, P.C.
401 Congress Avenue, Suite 2200
Austin, TX 78701